METALLA REPORTS FIRST SHIPMENT OF ORE FROM THE COSE MINE TO THE PROCESSING PLANT AND AGM RESULTS

FOR IMMEDIATE RELEASE	TSXV: MTA
November 8, 2019	OTCQB: MTAFF

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQB: MTAFF) is pleased to report the first shipment of ore has been processed from the COSE mine and the results of the Annual General Meeting held on November 6, 2019.

Brett Heath, President and CEO of Metalla Royalty, commented: "We are very pleased to see the COSE and Joaquin mines continue to progress forward with a major milestone of the first shipment of ore from COSE processed with higher than anticipated recoveries." Mr. Heath continued, "The transition of our two royalties on Pan American Silver's mines moving from development to production will add further diversification of our cash flow in 2020 and continues to advance what we believe to be one of the most exciting development portfolios of royalties."

COSE & JOAQUIN (1.5% & 2.0% NSR)

Pan American Silver Corp. ("Pan American") disclosed in their Q3 MD&A on November 6, 2019 that it hauled stockpiled ore from COSE to its Manantial Espejo plant at the end of Q3 2019 with a total milled to-date of 410 tonnes at 42.6 g/t gold and 1,688 g/t silver. Although this is a limited amount of high-grade COSE ore treated so far, the calculated mill recoveries rates were 95.6% for gold and 86.0% for silver, both rates greater than anticipated.

Pan American spent a combined US$5.2 million on its Joaquin and COSE projects during Q3 2019. Waste development resumed at COSE at the end of Q3 2019, while recommencing mining activities in the ore zones is pending a review of the ground control management procedures and the results of a geotechnical drilling program, which is anticipated to be completed in Q4 2019. Development activities resumed at Joaquin in Q3 2019, and both ore and waste headings are currently active. Ore is being stockpiled on surface prior to transporting to the Manantial Espejo plant for processing.

ANNUAL GENERAL MEETING FOR SHAREHOLDER RESULTS

HELD ON NOVEMBER 6, 2019

MOTIONS	NUMBER OF SHARES			PERCENTAGE OF VOTES CAST
	FOR	AGAINST	WITHHELD/ABSTAIN	FOR	AGAINST	WITHHELD/ABSTAIN
NUMBER OF DIRECTORS	50,703,130	77,644	0	99.85%	0.15%	0.00%
BRETT HEATH	50,744,372	0	36,402	99.93%	0.00%	0.07%
LAWRENCE ROULSTON	48,394,905	0	2,385,869	95.30%	0.00%	4.70%
E.B. TUCKER	50,687,163	0	93,611	99.82%	0.00%	0.15%
ALEXANDER MOLYNEUX	48,392,966	0	2,387,808	95.30%	0.00%	4.70%
JAMES BEEBY	50,705,828	0	74,946	99.85%	0.00%	0.15%
APPOINTMENT OF AUDITORS	66,160,195	0	634,987	99.05%	0.00%	0.95%
SHARE COMPENSATION PLAN	48,960,919	1,819,855	0	96.42%	3.58%	0.00%
TOTAL SHARES ISSUED & OUTSTANDING			134,419,952
TOTAL SHARES VOTED			66,795,182
TOTAL % OF SHARES VOTED			49.69%

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

METALLA ROYALTY & STREAMING LTD.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, continued cash flow from COSE and Joaquin, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects, and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis and the Annual Information Form of the Company both dated September 26, 2019 and filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and with the SEC on the EDGAR website at https://www.sec.gov/.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.